REALOGY CORPORATION

One Campus Drive

Parsippany, New Jersey 07054

May 17, 2011

VIA FACSIMILE & EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549-3010

Attn: Duc Dang

Re:	Realogy Corporation Registration Statement on Form S-4 (File No. 333-173254)

Ladies and Gentlemen:

Realogy Corporation, a Delaware corporation (the “Issuer”), Domus Holdings Corp., a Delaware corporation (“Holdings”), and the subsidiaries of the Issuer listed in the Registration Statement described below (the “Subsidiary Guarantors” and, together with the Issuer and Holdings, the “Registrants”), the obligors under the Issuer’s 11.50% Senior Notes due 2017 (the “11.50% Restricted Notes”), the Issuer’s 12.00% Senior Notes due 2017 CUSIPs (the “12.00% Restricted Notes”) and the Issuer’s 13.375% Senior Subordinated Notes due 2018 (the “13.375% Restricted Notes” and, together with the 11.50% Restricted Notes and the 12.00% Restricted Notes, the “Restricted Notes”), are registering exchange offers (the “Exchange Offers”) pursuant to a Registration Statement on Form S-4 (File No. 333-173254) in reliance on the position of the staff of the Securities and Exchange Commission (the “Staff”) enunciated in Exxon Capital Holdings Corporation (available May 13, 1988), Morgan Stanley & Co. Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993). The Registrants represent as follows:

1. The Registrants have not entered into any arrangements or understandings with any person to distribute the 11.50% Senior Notes due 2017 (the “11.50% Exchange Notes”), the 12.00% Senior Notes due 2017 (the “12.00% Exchange Notes”) or the 13.375% Senior Subordinated Notes due 2018 (the “13.375% Exchange Notes” and, together with the 11.50% Exchange Notes and the 12.00% Exchange Notes, the “Exchange Notes”) to be issued in exchange for the Restricted Notes in the Exchange Offers and, to the best of the Registrants’ information and belief, each person participating in the Exchange Offers is acquiring the applicable Exchange Notes in the ordinary course of its business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Notes to be received in the Exchange Offers.

Duc Dang

Securities and Exchange Commission

May 17, 2011

2. In this regard, the Registrants will make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers or otherwise) that if such person is participating in the Exchange Offers for the purpose of distributing the Exchange Notes to be acquired in the Exchange Offers, such person (i) cannot rely on the position of the Staff enunciated in Exxon Capital Holdings Corporation (available May 13, 1988) or interpretive letters to similar effect and (ii) must comply with registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with any secondary resale transaction.

3. The Registrants acknowledge that such a secondary resale transaction by such person participating in the Exchange Offers for the purpose of distributing the applicable Exchange Notes should be covered by an effective registration statement containing the selling security holder information required by Item 507 of Regulation S-K under the Securities Act.

4. The Registrants will make each person participating in the Exchange Offers aware (through the prospectus relating to the Exchange Offers) that any broker-dealer who holds Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, and who receives applicable Exchange Notes in exchange for such Restricted Notes pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling (available July 2, 1993)) in connection with any resale of such Exchange Notes.

5. The Registrants will include in the prospectus relating to the Exchange Offers the following additional provisions:

(a)	If the exchange offeree is not a broker-dealer, an acknowledgment that it is not engaged in, and does not intend to engage in, a distribution of the applicable Exchange Notes.

(b)	If the exchange offeree is a broker-dealer holding Restricted Notes acquired for its own account as a result of market-making activities or other trading activities, an acknowledgment that it will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of Exchange Notes received in respect of such Restricted Notes pursuant to the Exchange Offers; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Duc Dang

Securities and Exchange Commission

May 17, 2011

Very truly yours, REALOGY CORPORATION

By:	/s/ Marilyn J. Wasser
	Name:	Marilyn J. Wasser, Esq.
	Title:	Executive Vice President, General Counsel and Corporate Secretary

cc:	Adam F. Turk, Securities and Exchange Commission
Stacy J. Kanter, Skadden, Arps, Slate, Meagher & Flom LLP